Owen J. Pinkerton 202-216-4812 opinkerton@mmmlaw.com www.mmmlaw.com

July 1, 2016

VIA EDGAR

Dominic Minore, Esq.

Senior Counsel

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	NexPoint Real Estate Strategies Fund (the “Fund”)

Registration Statement on Form N-2

File Nos. 333-209022; 811-23129

Dear Mr. Minore:

On behalf of NexPoint Real Estate Strategies Fund (the “Fund”), we are supplementing the correspondence filed with the Securities and Exchange Commission via EDGAR on June 30, 2016, to provide the following additional undertaking.

In addition to agreeing to remove the disclosure found on page S-13 of the Statement of Additional Information titled, “Involuntary Repurchases” in the 497s to be filed with the Commission following effectiveness of the Registration Statement on Form N-2, the Fund hereby confirms that it will not involuntary repurchase any shares from shareholders unless and until the staff of the Commission agrees that involuntary repurchases by the Fund are permitted under the Investment Company Act of 1940, as amended, and the rules promulgated thereunder.

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If you have any questions, please do not hesitate to contact the undersigned at (202) 216-4812.

Sincerely,

MORRIS, MANNING & MARTIN, LLP

/s/ Owen J. Pinkerton

Owen J. Pinkerton, Esq.

cc:	Heath D. Linsky, Esq.

Brian Mitts